Viroment Equity, LLC
Business Plan 2020



TABLE OF CONTENTS

Page



EXECUTIVE SUMMARY

Our goal is to build pre-leased agricultural facilities for the world's top hog integrators. Pork is the number one source of protein accounting for 38% of the global market with an annual market growth of >5%. Existing pig housing stock continues to age while demand continues to increase resulting in a high market demand for newly built hog barns. Our facilities are fitted with award-winning filtration technology. Our unique process decreases odors while creating two valuable resources: a high value fertilizer and reuse water. These high-tech barns promote a healthier growing and work environment.

COMPANY BIO: Our unique and high technology system solves the challenges of waste sludge disposal. Our treatment system significantly lowers the disposal hauling cost thus reducing environmental impact. Our innovation paves the way for a redeployment of a validated adjacent industry application.

DISTRIBUTION MODEL / METHODOLOGY: We develop strategic partnerships with best in class partners in the industry for each market. These experienced market partners / leaders become early adopters and permanent partners as leasing clients of company owned barns. Lower Costs. Less Required Regulation. Sustainable Process.

MEDIA: Viroment has been featured in Forbes, Fortune Magazine, MSNBC, Reuters, China TV, Global Water Intelligence Magazine, South China Morning Post, Japan Times, Caixin Global (China), Financial Times, Biz Journals, Yahoo Finance, China Daily & Daily Mail (United Kingdom).

NOTABLE EVENTS: Hurricane Harvey (Houston, Texas) Viroment deployed several wastewater processing units to assist the City of Houston's Wastewater Treatment plant in responding to the natural disaster. The emergency response has led to a continued partnership and processing at their facilities to this day.

US Commercial Services Trade Mission (Beijing, China) Viroment executed an $800M partnership agreement with government owned Hangzhou Iron and Steel. The contract signing was witness by both US President Trump and China President Xi at the Great Hall of the People in Beijing on November 9th, 2017.

THE PROBLEM

Market demand for pork is not being met resulting in a sharp demand by hog growers, called Integrators, for pig growing spaces (hog barns). Regional pork processing facilities are currently operating significantly below potential capacity further indicting the extreme demand for market growth demands.

Most integrators do not want to own land or facilities preferring to invest in live animal assets. Farmers who own the land do not want to do the daily labor and typically only have the capacity for one site at a time. Current demand continues to outpace supply for pork growing housing stock.

OUR SOLUTION

Organize multi-build barn packages attracting best-in-class market corporate partners resulting in long-term cash flowing corporate leasing contracts.

The information contained within this Business Plan is forward looking which cannot be guaranteed.



TECHNICAL ADVANTAGES

Our High-Tech Barns	Current / Old Barn
Manure Footprint Reduced > 90%	Large Sludge Footprint
Constant Flush	Long Term Periodic (6 / 12 month)
Low / No Odor	High Odor
No Fresh Water Needed to Flush	High Fresh Water Flush Consumption
Less / No Flies	Animal Agitation & Pathogen Risks
Promotes Animal Wellness	4% Minimum Death Rate
Promotes Faster Growth	No
Manure Marketable Commodity	Cost to Dispose Plus Regulatory
Barn Modernization / Optimization	Increased Labor Animal Health Costs
Gridded / Planned Locations	Random
40+ year life	Near or End of Useful Life
Labor Friendly / Attractive	Prone to Dissatisfaction /Staff Turnover
Organic Ready	No
No Cross-Contamination	Sludge Pumper Create a Bio-Security Risk

FINANCIALS

Cash Flow Each Barn (Year 1)

Cost of Assets / Each	5,200,000
Gross Revenue / Year	
Lease	401,700
Other (Nutrient Pellets)	257,854
	659,554
Expenses / Year	
OPEX (Triple-Net Lease)	0
Debt Service	
168,844	- 294,105
Net Profit / Barn	**365,449**

Debt Service Coverage Ratio   2.24

Rollout Schedule

Year	Facilities
1	2
2	2
3	2
4	2

Eight (8) - Barns

*Financial Assumptions: Debt Service at 2.8%, pig space triple net, 15-year leases, barn life exceeds 40 years with historical supportive data/experience, and amortization of 20-years.

DOMESTIC AGRICULTURAL MARKETS

Livestock production rankings by state:

Pork
#1 Iowa
#2 North Carolina
#3 Minnesota
#4 Illinois
#5 Indiana
#6 Nebraska

Beef
#1 Texas
#2 Nebraska

In 1982 Nebraska enacted unique legislation barring corporate farm ownership and/or operations. Although this law was recently overturned in 2015, it did establish and promote larger family farm growth within the state of Nebraska during that span of time.   Several home-grown Nebraska operations have expanded substantially and as a result, control the Nebraska regional market which funnels meat to in-state meat processing facilities.

The resulting pork market (about 80%) in Nebraska is currently controlled by just a handful of organizations or individuals. Similar metrics can be said for Nebraska's beef market. These organizations have operations that span the surrounding states and even heavily into Illinois and beyond. Coincidentally, or perhaps by unintended legislative design, the epicenter of these organizations is in NE Nebraska between Lincoln and Omaha.

THE OPPORTUNITY

Partners:

- Well-connected feed mill owner with ownership of 30,000 pig spaces concerned over giving his manure nutrients away for free;

- Major player in the barn builder market deals with land acquisition for discard of nutrients for past and future clients; and

- Sludge/manure dewatering expert with a business development background.

Strategic Partners:

- Top global corporate integrators with 15-yr guaranteed leases; and

- Cooperative with $700M in assets providing support.

The Offering

- Viroment Equity is offering Series A preferred non-voting stock in a public offering

- Stock available will raise up to $1,500,000 in cash capital

- Raised funds will assist in building 2 barns in year one valued from $5,000,000 - $5,200,000 each. Cash flows from these barns will contribute to subsequent barns in the following months until a target goal of 8 total barns is achieved at which time mandatory distributions will be made to all shareholders equally according to their shareholdings.

- The goal is a long-term hold of the assets and resulting triple-net lease revenues.

- It is believed that all shareholders will receive K-1's being able to take advantage tax benefits which may include losses during the build period and depreciation.

COMPANY PRINCIPLES

Paul Koenig
CEO



Raised on a family "Century Award" farm in central Minnesota USA and later attended the University of Minnesota where he participated in varsity football for the Gophers while majoring in business and science.

After college Paul became involved in real estate starting out volunteering for property owners eventually becoming one of the largest private vouchers-based Section 8 HUD housing provider in the upper Midwest. Paul's personal real estate portfolio has included 750+ real estate transactions, new construction builds of 100+ new properties in low income neighborhoods and 100+ fully remodeled (complete code compliance properties) multi-family properties.

Currently, Paul is the CEO of Viroment, an award-winning clean tech company in the wastewater space. The company's innovative technology reduces wastewater sludge footprints by up to 95% creating clean reuse water and a valuable multiuse bio-cake.

(November 2017) Paul was invited to a Beijing China to participate in the historic US Commercial Services Trade Mission event held at the Great Hall of the People in Beijing China. Viroment executed contracts in the amount of $800M with Hangzhou Iron and Steel and $100M with Guanye Guangdong Environmental Protection Company Limited; both of which are Chinese Government State Owned Companies. The singing event was personally witnessed by United States Secretary Commerce Wilbur Ross, President Donald Trump and President Xi Jinping (China).

Media Link: https://eblnews.com/video/paul-koenig-us-business-delegation-president-trump-china-253693

Paul has been a strong and influencing advocate on both a professional and personal basis. He is widely known to his clients and friends as a resourceful. Paul enjoys coaching youth sports, volunteering on community association boards and solving large scale problems.

Russ Vering
Partner



Russ Vering resides in Scribner, NE and operates Central Plains Milling (CPM) in Howells, Nebraska in a partnership between Russ and Frontier Cooperative of Brainard, Nebraska.

CPM manufactures feed for swine, cattle and poultry. CPM's revenues are in excess of $25M/year with growth projections to reach $50M/year. In 2016 Russ purchased the former Husker Coop in

Columbus NE investing $850,000 to update the facility under the CPM brand. CPM owns a proprietary home-grown recipe or blend of feed for its clients in addition to traditional feed stock it sells. This unique blend netted a $1,000,000 distribution agreement with feed giant JBS for distribution of the product across the region.

After college Russ worked on his family farm and eventually became owner of the family farm. Russ is personally involved with contract wean-to-finish sites in several surrounding counties in eastern Nebraska. He has been recognized for his participation in TQA taskforce.

The information contained within this Business Plan is forward looking which cannot be guaranteed.

Russ is a board member of the Nebraska Pork Producers Association. In his role as a board member Russ has been on several US Trade Mission, played a critical role in both charitable events / donations as well as in an advisory position for government oversight and regulatory compliance. Russ Attended the University of Nebraska on a wrestling scholarship is married with two daughters.

Chris Reimers
Partner



Chris is originally from West Point, Nebraska. Chris attended the University of Nebraska-Lincoln majoring in Agricultural Engineering. Chris was an operations manager at ADM in Sioux City, Iowa before he settled in with Settje Agri-Services. In his current role he manages manure marketing & application, agronomy services, and CAFO environmental compliance.

Recently, Chris played an integral role in the Costco "1 Billion Bird Facility" in Nebraska: https://civileats.com/2018/12/11/costcos-100-million-chickens-will-change-the-future-of-nebraska-farming/. Chris responsibilities for this first of its kind project addressed compliance, engineering, and groundwork for this block chain supply of Costco's famed "$4.99 for a Four-Pound Chicken" product.

Chris's current footprint at Settje includes manure marketing that spans across their 8,000 barns-built client-base across the Central USA. Chris's top clients control 80% of the regional livestock space.



(Front to back – Paul, Russ & Chris)

The information contained within this Business Plan is forward looking which cannot be guaranteed.

MARKET SUMMARY RADIUS – FEED MILL vs. KILL PLANT


Mankato
Chamberlain
Mitchell
Sioux Falls
Winner
Mason
YANKTON RESERVATION
Yankton
Vermillion
Le Mars
Fort Dodge
Sioux City
Norfolk
IOWA
Des Moines
West Des Moines
NEBRASKA
Columbus
Broken Bow
Omaha
Papillion
Bellevue
Grand Island
York
Lincoln
Cozad
Lexington
Kearney
Hastings
Holdrege
Beatrice
Manhattan
Topeka
Kansas City

30 miles	Tyson (Madison NE)	2,920,000 hogs
40 miles	WholeStone Farms (Fremont NE)	3,833,000 hogs
80 miles	Smithfield Foods (Crete NE)	4,015,000 hogs
83 miles	Seaboard Triumph Foods (Sioux City, IO)	3,723,000 hogs
210 miles	Seaboard Triumph Foods (St. Joseph, MO)	
220 miles	Prestidge Farms (Eagle Grove, Iowa)	

The information contained within this Business Plan is forward looking which cannot be guaranteed.

SELECTED FACILITY SITES



(30+ proximity to partner owned feed mills & meat processing)

SUSTAINABILITY

The Viroment dewatering and filtration equipment shall be deployed to process manure in real-time. This contributed equipment promotes animal health and has less impact on the local ecosystems including humans.

Because we can reintroduce our filtered and sterilized water to the closed loop flushing system, we are able to reduce odor, gas emissions, flies, and pathogens.

The process creates to valuable reuse byproducts from the waste sludge:

1. Solids. A valuable bio-cake rich in nutrients with significant market value. This organic fertilizer reduces sludge haul away footprints from hog barn pits and retention ponds provides up to a 25X reduction transportation costs (fuel, labor, vehicle).

2. Filtered Water. Reusable water may also be used for animal cooling, washdown or flushing with the balance able to be safely discharged.

The information contained within this Business Plan is forward looking which cannot be guaranteed.



PRO FORMA PROJECTIONS

Corporate Integrator projected pace is one barn built every 6 months over a 4-year period for a total of 8 barns.

Year	Cash on Hand Start	Net Income	Capital Improve	Cash on Hand End	70% Distribution	Equity	10-yr D + E	Annual ROI
1	1,500,000	444,021	(1,200,000)	744,021	-			
2	744,021	888,042	(1,200,000)	432,063	-			
3	432,063	1,628,076	(1,200,000)	860,139	-			
4	860,139	2,220,104	(1,200,000)	1,880,243	940,122			
5	940,122	2,631,235	-	3,571,356	2,499,949			
6	1,071,407	2,631,235	-	3,702,641	2,591,849			
7	1,110,792	2,631,235	-	3,742,027	2,619,419			
8	1,122,608	2,631,235	-	3,753,843	2,627,690			
9	1,126,153	2,631,235	-	3,757,387	2,630,171			
10	1,127,216	2,631,235	-	3,758,451	2,630,916			
		20,967,651	(4,800,000)	All Shares	16,540,115	18,691,230	35,231,345	
				Series A	1,654,012	1,869,123	3,523,134	
					110.3.%	124.60%	**234.88%**	**23.49%**

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The financials provided are goal orientated and for illustrations of potential and are not guaranteed.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained within this Business Plan is forward looking which cannot be guaranteed.